SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 0-8076

A. Full title of the plan and the address of the plan, if

different from that of the issuer named below:

FIRST NATIONAL BANKSHARES OF FLORIDA, INC. SALARY SAVINGS PLAN

38 Fountain Square Plaza, Cincinnati, Ohio 45263

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIFTH THIRD BANCORP

38 Fountain Square Plaza, Cincinnati, Ohio 45263

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm.

Exhibit 99	Financial Statements for the years ended December 31, 2004 and 2003 and Supplemental Schedule as of December 31, 2004 for the First National Bankshares of Florida, Inc. Salary Savings Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Fifth Third Bank Pension and Profit Sharing Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST NATIONAL BANKSHARES OF FLORIDA, INC. SALARY SAVINGS PLAN

Date: June 29, 2005	By:	/s/ Paul L. Reynolds
Paul L. Reynolds Member, Pension and Profit Sharing Committee